Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

VASCO Data Security International, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-62829 and 333-161158) on Form S-8 of VASCO Data Security International, Inc. and subsidiaries of our reports dated March 12, 2014, with respect to the consolidated balance sheets of VASCO Data Security International, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of VASCO Data Security International, Inc.

/s/ KPMG LLP

Chicago, Illinois

March 12, 2014